MONTHLY REPORT - MAY, 2006
                                Global Macro Trust
                  The net asset value of a unit as of May 31, 2006
                 was $1,021.34, down  6.3% from $ 1,089.67 per unit
                              as of April 30, 2006.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (420,345.681      $   5,430,870     452,606,226     458,037,096
   units) at April 30, 2006
Addition of 13,683.665 units on          54,836      14,855,849      14,910,685
   May 1, 2006
Redemption of 3,002.439 units on             (0)     (3,066,511)     (3,066,511)
   May 31, 2006
Net Income (Loss) - May, 2006          (381,897)    (29,235,530)    (29,617,427)
                                    -----------  --------------  --------------
Net Asset Value at May 31, 2006   $   5,103,809     435,160,034     440,263,843
                                    ===========  ==============  ==============
Net Asset Value per Unit at May
31, 2006 (431,063.792 units
inclusive of 36.885 additional
units.)                                          $     1,021.34


                           STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(1,446,827)     23,338,738

      Change in unrealized gain (loss) on open      (33,261,823)        619,148
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                            (9,483)       (232,336)


   Interest income                                    1,753,216       7,652,064

   Foreign exchange gain (loss) on margin              (116,808)       (235,401)
      deposits

Total: Income                                       (33,081,725)     31,142,213

Expenses:
   Brokerage commissions                              2,496,876      12,534,953

   20.0% New Trading Profit Share                    (6,088,201)        114,672

   Administrative expense                               127,027         657,212


Total: Expenses                                      (3,464,298)     13,306,837

Net Income (Loss) - May, 2006                      $(29,617,427)     17,835,376


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      June 8, 2006




Dear Investor:

Global Macro Trust ("GMT") was down 6.27% for May, 2006. Year-to-date the Trust is up 4.42%. Stock index futures accounted for the bulk of May's loss. Currencies were also unprofitable. Interest rates and metals generated small gains and energy and agricultural commodities small losses.

The Trust trades nineteen U.S and international stock index futures, and in May long positions in all nineteen were unprofitable as global stock markets all slid sharply in a highly correlated move. The indices traded are Dutch, British, German, French, Spanish, Italian, Swedish, European, South African, Australian, Taiwanese, Hong Kong, Japanese Nikkei and Topix, and Canadian, and in the U.S., Dow Jones Industrials, Russell 2000, S&P 500 and NASDAQ 100. May's action reversed a minority of the eight trading systems we use in each market, so the Trust remains long seventeen of the indices, but with reduced positions due to system reversals and high volatility. At month-end the S&P 500 position was flat and only the NASDAQ 100 had a short position. The Trust's stock index trading, in addition to providing exposure to many non-U.S. markets, will exploit sustained bear market trends; but, as was the case in May, it will sustain losses on sharp counter moves against the long-term trend.

The uptrend in the metals markets also was hit by a sharp correction in May. The Trust maintained its positions and ended the month with a small profit as a number of markets rebounded. Gains on long positions in zinc, copper, nickel and platinum outweighed losses on long positions in tin, lead, aluminum and silver. A long gold position was approximately flat.

The Trust began and ended the month positioned for rising global interest rates. Factors including the sharp decline in stock and commodity prices raised some doubts about economic growth prospects, and interest rates were mixed. Profits on short positions in Australian and U.S. bonds and notes and on Canadian, U.S. and British short-term rates narrowly outweighed losses on short positions in Canadian, German, British and Japanese bonds and notes. Short positions in Swiss and Japanese short-term rates were flat.

The Trust was generally short the dollar throughout May with partial positions. Profits on long positions in the Canadian dollar and British pound and on a short position in the Indian rupee were outweighed by losses on long positions in the Turkish lira, Brazilian real, South African rand, Mexican peso, Australian dollar and Swiss franc and on a short position in the yen. Trading in the euro and the currencies of Czech Republic, Hungary, Sweden, Norway, Poland, New Zealand, Korea and Singapore was flat. Non-dollar cross rate trading was slightly profitable due to long positions in the euro versus the Mexican peso, New Zealand dollar and Turkish lira and a long position in the pound versus the Swiss franc. Long positions in the Australian dollar versus the yen, the Canadian dollar versus the Swiss franc and the pound versus the Swedish krona were unprofitable, and three other crosses were flat.

In the energy markets small losses on long positions in Brent and WTI crude oil, Tokyo gasoline and kerosene, heating oil and London gas oil narrowly outweighed a small profit on a long position in unleaded gasoline and on a short position in natural gas.

In agricultural commodity trading small profits from grains were narrowly outweighed by small losses from tropical soft commodities and livestock.




                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman